U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 — K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010
Commission File Number 333-105024

CASCADES INC.
404 Marie-Victorin Blvd.
Kingsey Falls, Quebec
Canada J0A 1B0
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________.

SIGNATURES
Exhibit Index
EX-99.1
EX-99.2

     This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission by Cascades Inc. (the “Company”) for the purpose of providing the press release issued by the Company on November 12, 2010 and the quarterly report for the three and nine month periods ended September 30, 2010, copies of which are filed as Exhibit 99.1 and 99.2 hereto and incorporated herein by reference.

Exhibit Number	Document

99.1	Press Release
99.2	Quarterly Report for Third Quarter Results

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.
By:	/s/ Louise Paul
	Name:	Louise Paul
	Title:	Corporate Assistant Secretary
Date: November 15, 2010

Exhibit Index

Exhibit Number	Document

99.1	Press Release
99.2	Quarterly Report for Third Quarter Results